AH
3/16/2004

04003021

[redacted] UNITED STATES
...ND EXCHANGE COMMISSION
...shington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January, 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFS Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7918 Jones Branch Dr., Suite 600
(No. and Street)

McLean (City) Virginia (State) 22012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence J. Hoffman 703-817-1162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Argy, Wiltse & Robinson, P.C.
(Name – *if individual, state last, first, middle name*)

8405 Greensboro Dr., Suite 700 McLean, Virginia 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence J. Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFS Capital LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman and CEO

Title

Notary Public

My commission expires 5/31/04

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

HFS CAPITAL LLC

DECEMBER 31, 2003 AND 2002 WITH
REPORT OF INDEPENDENT ACCOUNTANTS

ARGY, WILTSE & ROBINSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

AWR
LEADING BY EXAMPLE

REPORT OF INDEPENDENT ACCOUNTANTS

February 9, 2004

To the Member of HFS Capital LLC:

In our opinion, the accompanying balance sheets and the related statements of operations and member's deficit, and of cash flows present fairly, in all material respects, the financial position of HFS Capital LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Argy, Wiltse & Robinson, P.C.

HFS CAPITAL LLC

BALANCE SHEETS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 8,208	$ 8,405
Total assets	$ 8,208	$ 8,405
LIABILITIES AND MEMBER'S EQUITY		
Liabilities	$ 0	$ 0
Member's equity		
Member's capital	38,466	33,916
Member's deficit	(30,258)	(25,511)
Total member's equity	8,208	8,405
Total liabilities and member's equity	$ 8,208	$ 8,405

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF OPERATIONS AND MEMBER'S DEFICIT

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Advisory fees and commissions	$ 1,904,931	$ 220,313
Interest income	0	68
	1,904,931	220,381
Costs and expenses		
Subcontractor costs	1,903,064	219,330
Taxes and licenses	3,752	4
Professional fees	2,493	0
Insurance	369	362
Bank charges	0	227
Other expenses, net of associated refunds	0	(19)
	1,909,678	219,904
Net (loss) income	(4,747)	477
Member's deficit at the beginning of the year	(25,511)	(25,988)
Member's deficit at the end of the year	$ (30,258)	$ (25,511)

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activity:		
Net (loss) income	$ (4,747)	$ 477
Net cash (used in) provided by operating activity	(4,747)	477
Cash flows from financing activity:		
Contribution of member's capital	4,550	1,750
Net cash provided by financing activity	4,550	1,750
Net (decrease) increase in cash	(197)	2,227
Cash at the beginning of the year	8,405	6,178
Cash at the end of the year	$ 8,208	$ 8,405
Supplemental cash flow disclosure:		
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

HFS Capital LLC (the Company), incorporated in the Commonwealth of Virginia in June 2000, was organized to operate as a minimum net-capital registered broker-dealer and is a member of the National Association of Securities Dealers. The Company provides an array of services including merger, acquisition and divestiture services, assistance with securing debt or equity financing, business valuation, business planning and other corporate finance advisory services.

Prior to January 1, 2002, the Company was owned by Hoffman, Fitzgerald & Snyder, P.C. (HFSPC) and its three principals who were also officers of the Company. Effective January 1, 2002, one of the three HFSPC principals purchased the interest of the other two principals in HFSPC and, thus, became the sole owner of the Company.

The significant accounting policies followed by the Company are described below.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue recognition

Advisory fees are recognized as earned as the related services are performed. Commissions are recorded on the closing date of the related transaction.

Income taxes

The Company is a limited liability company for federal income tax purposes (which also applies to most states). Accordingly, it is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes generated by the Company flow to its members.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a common owned entity under which the Company may use office space and personnel. The Company incurred $1,903,064 and $219,330 of subcontractor costs under this arrangement during the years ended December 31, 2003 and 2002, respectively.

During the years ended December 31, 2003 and 2002, the Company's member contributed $4,550 and $1,750, respectively, of additional capital.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $8,208, which was $2,208 in excess of its required net capital of $6,000, and no debt. At December 31, 2002, the Company had net capital of $8,405, which was $2,405 in excess of its required capital of $6,000, and no debt.

HFS CAPITAL LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

HFS CAPITAL LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net capital		
Total member's equity	$	8,208
Adjustments to calculate net capital		0
Net capital	$	8,208
Aggregate indebtedness	$	0
Computation of basic net capital requirement		
Minimum net capital required ($5,000 x 120%)	$	6,000
Excess net capital	$	2,208
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as originally submitted and as amended	$	2,208
Reconciling items		0
Net capital per above	$	2,208

See report of independent accountants.



LEADING BY EXAMPLE

8405 Greensboro Drive
Suite 700, Tysons Corner
McLean, Virginia 22102
Phone: 703-893-0600
Fax: 703-893-2766
www.awr.com